Manas Petroleum Corporation
Bahnhofstrasse 9
6341Baar, Switzerland

                                                  April 23, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Manas Petroleum Corporation - Request for Withdrawal of Registration Statement No. 333-107002 on Form S-1/A (the “Amended Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Manas Petroleum Corporation, a Nevada corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Amended Registration Statement. The Company intended and attempted to file the Amended Registration Statement under the file number 333-147567, and the Amended Registration Statement was erroneously filed under file number 333-107002.  Shortly after filing this Form AW requesting the withdrawal of the Amended Registration Statement, the Company will file an amended registration statement under file number 333-147567 that is virtually identical to the Amended Registration Statement to correct the error and proceed as intended.

The Company believes that it is in the best interest of the Company and consistent with the public interest to withdraw the Amended Registration Statement in reliance on Rule 155(c), and respectfully requests that the Commission consent to such withdrawal. I hereby confirm that no securities were issued pursuant to the Amended Registration Statement. In addition and bearing in mind the Company’s registration statement under file number 333-147567 and the other governing securities laws, rules and regulations, the Company may undertake a subsequent private offering in reliance on Rule 155(c).

Should you have any questions or comments on this matter, please contact our counsel, Steven A. Sanders of Sanders Ortoli Vaughn-Flam Rosenstadt LLP.  Mr. Sanders may be reached at (212) 588-0022.

Thank you for your consideration in this matter.

Best regards,

/s/ Thomas Flottmann
Thomas Flottmann
Chief Executive Officer